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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 12b-25

                                            Commission file Number   0-16341
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                          NOTIFICATION OF LATE FILLING

(Check One)   (X) Form 10-K       (  ) Form 11-K     (  ) Form 20-F
              ( ) Form 10-Q       (  ) Form N-SAR

For period Ended:  March 31, 2001
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(  ) Transition Report on Form 10-K       (  ) Transition Report on Form 10-Q
(  ) Transition Report on Form 20-K       (  ) Transition Report on Form N-SAR
(  ) Transition Report on Form 11-K

For the Transition Period Ended: N/A
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Read attached instruction sheet before preparing from. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:        ADVA International Inc.
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Former name (if applicable):              N/A
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Address of principal executive office (Street and  number):
                                                       454 South Anderson Road
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City, State and Zip Code:          Rock Hill, SC  29730
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                                     PART II
                             RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

(X) (a) The reasons described in a reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

( ) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                                    PART III
                                    NARRATIVE

         Subsequent to its acquisition in March 2001 of all the issued and outstanding shares of Global Information Group USA, Inc. ("GIG"), the Company commenced the relocation to Rock Hill, South Carolina of its principal offices and those of GIG from their existing locations in Columbia, South Carolina, and New York City, respectively. Access to documentation and information necessary to complete the Company's Form 10-KSB was unavoidably delayed. The inaccessible documentation and information precluded the Company from obtaining the information necessary to complete the Form 10-KSB and file it in a timely manner. The Company is now in possession of all material information and anticipates completing and filing the Form 10-KSB within the extension period.

The acquisition of GIG was accounted for as a reverse merger. As a result, the historical financial statements of ADVA have been replaced with those of GIG. The results of operations for ADVA and its subsidiary for the year ended March 31, 2001 will show a significant change as compared to the results of operations for the year ended March 31, 2000. The Company anticipates a net loss of approximately $1,468,000, for the year ended March 31, 2001, as compared to a net loss of $339,000 for the for the prior year. The primary reason for this change was that the results of operations for fiscal 2001 included an increase in expenses related to the share exchange of approximately $802,000. In addition, an increase of about $158,000 in general and administrative expenses resulted from the Company's efforts to position itself to commence operations in fiscal year 2002. An increase in interest expense of approximately $188,000 resulted from the amortization of deferred finance charges and almost a full year of interest on an increased level of debt.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Anthony Mohr     Office: 201.453.8981; 803.327.6790 or Cell:  646.361.4403

(2) Have all other periodic reports required under Section 13 or 14(d) of the Securities Exchanged Act of 1934 or Section 39 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              ( X ) Yes ( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statement to be included in the subject report or portion thereof?
                                                              ( X ) Yes ( ) No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           Please see second paragraph in Part III (Narrative), above.

                             ADVA International Inc.
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                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:

Date:  June 29, 2001                         By: /s/Anthony E. Mohr
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                                                 Anthony E. Mohr
                                                 President